Mail Stop 4561

June 4, 2009

Mr. Stephen Green
General Counsel and Secretary
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

>   **Re: IHS Inc.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2008**
>   **Filed January 23, 2009**
>   **File No. 001-32511**

Dear Mr. Green:

We have reviewed your response letter dated May 6, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 23, 2009.

Form 10-K for Fiscal Year Ended November 30, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 107

Incorporated by Reference to Definitive Proxy Statement Filed March 27, 2009

Review and Approval of Related Party Transactions, page 53

1.   We note your response to prior comment 8. Your proposed disclosure does not address policies or procedures relating to security holders covered by Item 403(a) of Regulation S-K. If your policies and procedures do not cover transactions with these persons, your disclosure should state this. Additionally, your proposed

disclosure does not describe the standards to be applied pursuant to your policies or procedures, as required by Item 404(b)(1)(ii). Please confirm that you will make these required disclosures. Your reference to your committee charter and code of ethics does not accomplish this result.

Exhibits

2. We note your response to prior comment 10 with regard to the 2008 Annual Incentive Plan. We further note your disclosure on page 37 of your proxy statement that all of your non-equity incentive compensation awards to your named executive officers were made under and subject to the terms of your 2008 Annual Incentive Plan. In this regard, it appears that the plan is a compensatory plan in which your named executive officers participate which is deemed material and required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Power of Attorney, Exhibit 24

3. We refer to your response to prior comment 11. While you state that a copy of the power of attorney was manually signed by each member of your board of directors, the copy that you filed with the Commission on EDGAR was not signed, as required by the applicable rules and Form 10-K. Signatures in electronic submissions are required to be in typed form within the submission itself. Any manually signed copy of the power of attorney you have retained in your corporate files would serve only to authenticate, acknowledge or adopt a signature appearing in typed form within the electronic submission. See Rule 302 or Regulation S-T. As requested, please amend your Form 10-K to file a power of attorney that has been signed using typed signatures, or otherwise file on EDGAR an executed copy of your Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453, David Orlic at (202) 551-3503, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief